Exhibit 99.2

The Annual General Meeting of Evaxion Biotech A/S will be held on 3 May 2022 at 4:00 PM (CEST) at the company address, Dr. Neergaards Vej 5F, 2970 Hørsholm, Denmark.

Name and address:	This form must be returned to:
Computershare A/S
VP-account number:	Lottenborgvej 26D
DK-2800 Kgs. Lyngby

Nomination of proxy/voting by correspondence: If you do not wish to attend or are prevented from attending, you may vote by correspondence or appoint a person as your proxy to represent you at the general meeting.

PLEASE TICK ONCE:

☐	I hereby give proxy to the chairman of the Board of Directors Evaxion Biotech A/S, or a substitute duly appointed by him, to vote on my/our behalf at the general meeting,

☐	I hereby give proxy to:

Name and address

to vote on my/our behalf at the general meeting,

☐	Proxy instructions. In the table below, I have indicated how I wish to vote at the general meeting. Please note that this proxy will only be used if a vote is requested by a third party,

☐	Voting by correspondence. In the table below, I have indicated how I wish to vote at the general meeting. Please note that votes by correspondence cannot be withdrawn, and that they will also be used in case of proposed amendments to the items on the agenda.

Please indicate your instructions to your proxy by ticking the relevant boxes below. If your proxy is given to the Board of Directors, and if you do not tick any of the boxes, the Board of Directors will vote or abstain from voting at its discretion on the basis of your instrument of proxy.

Resolutions according to the agenda of the Annual General Meeting to be held on 3 May 2022:

Items on the agenda of the Annual General Meeting on 3 May 2022 (a short version, for complete agenda please see the notice)		FOR	AGAINST	ABSTAIN	Recommendation of the Board of Directors
1.	Election of Chairman of the Meeting				FOR
2.	The board of directors' report on activities of the Company in the past year
3.	Presentation of the audited annual report for approval				FOR
4.	Resolution on the appropriation of the loss recorded in the approved				FOR
annual report
5.	Election of members to the board of directors
	Re-election of Marianne Søgaard				FOR
	Re-election of Roberto Prego				FOR
	Re-election of Steven J. Projan				FOR
	Re-election of Lars Holtug				FOR
	Election of Niels Iversen Møller				FOR
6.	Election of auditor
	Re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30700228				FOR
7.	Renew and amend the board of directors’ authorization to increase the				FOR
Company’s share capital
8.	Delete the historic article 3.4 of the Articles of Association				FOR
9.	Increase the board of directors’ authorization to issue convertible bonds				FOR
and increase the Company’s share capital
10.	Authorization to the board of directors to issue warrants to investors and/or				FOR
lenders
11.	Authorization to the chairman of the meeting				FOR
12.	Miscellaneous

If you do not indicate the type of proxy you wish to use, you will be considered to have given proxy instructions. Please note that this proxy will only be used if a vote is requested by a third party.

Date	Signature

Please note that the company and the registrar are not responsible for any delay in submitting the material. This form must be received by Computershare A/S, Lottenborgvej 26D, DK-2800 Kgs. Lyngby, Denmark. Please return the form by email: gf@computershare.dk. no later than 28 April 2022 at 11.59 PM (CEST). If voting by correspondence, the form must be returned no later than 2 May 2022 at 11.59 PM (CEST).